March 15, 2013

Via EDGAR Correspondence

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	HSBC USA Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2012

File No. 001-07436

Dear Ms. Ciboroski:

This letter is the response of HSBC USA Inc. (the “Company” or “HUSI”) to the comment letter issued by your office dated December 31, 2012 with respect to HUSI’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) and Quarterly Report for the quarter ended September 30, 2012 (the “September 2012 Form 10-Q”). We have printed your comments below in bold type, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition…, page 31

Balance Sheet Review, page 54

1. We note your disclosure that precious metals trading assets increased due to an increase in unallocated client balances held as well as higher gold prices. Please tell us and revise future filings to disclose how you account for unallocated gold and other unallocated metal balances. For example, clarify whether you account for unallocated gold and other unallocated metals as physical inventory, as a hybrid instrument or by some other method and reference the accounting literature you relied upon for your accounting policy. In this regard, we note your disclosure on page 257 that precious metals trading primarily includes physical inventory which is valued using spot prices, but it is unclear if this is includes your unallocated gold and other unallocated metal balances. As part of your response, please also provide the accounting guidance you relied upon to account for your physical inventory based on spot prices.

March 15, 2013

Response:

Overview of the business

Customers enter into agreements with HUSI to deposit precious metals (primarily gold and silver) in unallocated accounts for a fee. The accounts are termed “unallocated” because HUSI does not set aside specifically identified units of precious metals under the terms of the agreement; rather, upon deposit, the customer transfers title to the precious metals to HUSI in exchange for a general claim against a fungible stock of precious metals (“unallocated inventory”) held at HUSI in the identical quantity and quality of the metals deposited by the customer. Customers then can, and do, sell their interests in HUSI’s unallocated precious metals inventory without having to physically transfer the underlying metals; therefore, these interests improve the process by which customers can trade precious metals. HUSI is obligated to return a customer’s deposit of precious metals if either the customer or HUSI decides to terminate the agreement; generally, either party has a right to terminate the agreement (a) by giving not less than 10 business days written notice to the counterparty that it is terminating the agreement, or (b) immediately by written notice to the counterparty in the event of bankruptcy or other analogous event. Accordingly, HUSI is obligated to return a customer’s deposit from its fungible inventory on demand. The agreement with the customer does not restrict HUSI in how it uses the unallocated precious metal inventory. HUSI sells, lends, leases or pledges unallocated precious metal inventory to generate trading revenue (e.g., during 2012, HUSI traded approximately $1.5 billion of precious metals a day and, from a risk management perspective, typically holds physical precious metals inventory in excess of deposit claims by customers).

HUSI enters into unallocated precious metals agreements as part of its Global Banking and Markets segments trading business. The metals related to this trading business are held in its trading inventory (trading assets) at fair value, with changes in fair value recognized in other revenues (trading revenue). HUSI measures the fair value using the spot price of the respective precious metal. As part of an unallocated precious metals agreement, HUSI recognizes a liability for its obligation to return unallocated precious metals to customers, and measures that liability at the applicable spot price, with changes in spot price recognized in trading revenue. Measuring the liability at spot price is similar to revaluing foreign currency-denominated liabilities under Accounting Standards Codification (ASC) Topic 830, Foreign Currency Matters. In our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), we have added disclosure to “Trading Assets and Liabilities” in Note 2, Summary of Significant Accounting Policies and New Accounting Pronouncements, on the accounting for unallocated precious metals inventory (see below).

Accounting analysis

We note that industry practice for the accounting for unallocated precious metals inventories is diverse. In determining our accounting for these assets, we took into account that we, as a depositary institution, enter into unallocated precious metals agreements as part of our trading business. In that regard, we considered the following accounting literature:

March 15, 2013

•	ASC Topic 330, Inventory (formerly Accounting Research Bulletin No. 43 Chapter 4, Inventory Pricing) and Draft FASB Staff Position (FSP) ARB 43-a – ASC 330-10-35-15 permits certain inventories such as precious metals, agricultural and mineral inventories to be stated above cost in exceptional cases. While we acknowledge that HUSI does not meet all the criteria to qualify for the exception, we believe that because our business model is to trade precious metals held in our unallocated inventory, fair value is a more useful and relevant measurement than lower of cost or fair value, and also aligns with the fair value measurement of the liabilities for the related customers’ claims on our unallocated precious metals inventory. In that regard, we note that the FASB published FSP ARB 43-a, Amendment of the Inventory Provisions of Chapter 4 of ARB No. 43, which proposed that entities would account for trading inventories differently from inventories held for production, retail, wholesale, distribution or other non-trading activities. According to the proposed FSP, entities would measure held-for-trading inventories at fair value, and recognize changes in fair value in earnings. Entities would base the determination of trading inventories on specific facts and circumstances consistent with current US GAAP guidance that defines trading activities. As noted in the proposed FSP, “the Board believes that fair value is the most relevant measurement attribute for inventories included in an entity’s trading activities. For those inventories, fair value is more representative of both the current financial position and the expected future cash flows than the lower of cost or market value.”

•	AICPA Broker-Dealer Guide and Issue Summary of FASB Emerging Issues Task Force (EITF) Issue No. 06-12 – The AICPA Audit and Accounting Guide, Brokers and Dealers in Securities (“AICPA Broker-Dealer Guide”), as evidenced in Exhibit 4.3 and paragraph 7.08, implies that physical commodities should be reported at fair value. While we acknowledge that HUSI is not a registered broker dealer, HUSI’s business model for precious metals is consistent with that of a broker-dealer who manages assets and related liabilities for short-term profit taking purposes. We note that with EITF Issue No. 06-12, Application of AICPA Audit and Accounting Guide, Brokers and Dealers in Securities, to Entities That Engage in Commodity Trading Activities and Related Issues, the EITF set out to address this very issue of different entities that engage in similar activities accounting for their physical inventories differently only because some are registered as a broker-dealer, while others are not. Our accounting policy is consistent with View C on Issue 1 and View B on Issue 2 of the related EITF Issue Summary. View C on Issue 1 advocates that the determination of whether an entity is a broker-dealer should be based on the business activities of the entity, whereas View B on Issue 2 proposed that trading commodity inventory and positions should be measured at fair value.

From a fair value measurement perspective, since the primary exit market for precious metals is the spot market in which precious metals are transacted in volumes with a high degree of price transparency, and since we measure our unallocated precious metals inventory on a daily basis, we believe that, in accordance with ASC 820 Fair Value Measurements, the spot price provides the most relevant fair value information.

In summary, measuring unallocated precious metals inventory at the metals’ respective spot prices best reflects the nature of our business and the marketable and fungible nature of the inventory. Unlike a company that buys precious metals for its operations or productions, we sell, lend, lease or pledge precious metals to generate revenue in our trading activities, which is consistent with the business activities of a broker-dealer and our Global Banking and Markets segment. In light of our business model and the guidance and views expressed in the AICPA Broker-Dealer Guide, Issue Summary of EITF Issue No. 06-12 and proposed FSP ARB 43-a, we have consistently applied a policy to account for our precious metal inventories at fair value.

March 15, 2013

In our 2012 Form 10-K, we have added the following disclosure to “Trading Assets and Liabilities” of Note 2, Summary of Significant Accounting Policies and New Accounting Pronouncements, on the accounting for unallocated precious metals inventory:

“Trading assets and liabilities include precious metals deposited by customers with us in exchange for general claims on our physical unallocated precious metals inventory. We measure this inventory and related claims at fair value using the spot prices of the respective underlying metals, and recognize changes in spot prices in trading revenue.”

Loans, Net, page 55

2. Please revise your future filings to provide disclosure of your loan portfolio by category for each of the last five years. Refer to Item III.A and General Instruction 3(b) of Industry Guide 3.

Response:

We currently provide disclosure of our total Commercial and Consumer loan portfolios for each of the last five years in our Selected Financial Data table in the 2011 Form 10-K. In our 2012 Form 10-K, we have expanded the disclosure in this table on page 33 to present Commercial and Consumer loans by category.

Credit Quality, page 81

3. Please revise your tabular disclosures on page 84 and 86 in future filings to include the information for the most recent 5 years in accordance with General Instruction 3(b) to Industry Guide 3.

Response:

In our 2012 Form 10-K, we have expanded our tabular disclosures on pages 78-79 to include the information for the most recent five years.

4. We note your disclosure on page 86 of an unallocated amount of allowance for loan losses related to your commercial portfolio. Please revise your future filings to provide a discussion of the factors considered when determining the appropriate level of unallocated allowance for loan losses. Discuss the drivers of changes in the amount of unallocated between reported periods and clarify why there is not an unallocated component related to your consumer portfolio.

Response:

The unallocated amounts presented in the table reflect our judgment of portfolio risk factors which may not be fully reflected in our specific or collective assessment of probable incurred losses. The factors considered for these commercial loans include industry and business economic conditions, risk associated with entry into new lending markets, model imprecision and other factors. We have applied a consistent approach to our methodology of determining the commercial allowance for loan losses for these risks inherent in the portfolio. Historically, the change in these amounts has not been material in relation to the total commercial allowance for loan losses.

March 15, 2013

For consumer loans, allowances reflecting our judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation are included in the collective component. In our 2012 Form 10-K, we have revised our presentation to disclose commercial allowances consistently with the disclosure of consumer allowances by reflecting our judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation as part of the collective category.

Delinquency, page 87

5. We note that you include loans held for sale in your disclosure of dollars of delinquency. We also note that you have separately disclosed the delinquent amounts related to residential mortgage loans held for sale in footnote 2 to the table but you do not disclose this amount for each category of loans, such as for commercial loans, credit card receivables, etc., where you have also classified portions of these loans as held for sale based on disclosures on page 193. Given that the held for sale loans appear to make up a significant percentage of the delinquent loan balances based on the data disclosed related to the residential mortgage loans, please revise your future filings to disclose the loan balance related to loans held for sale included within each loan category, as well as the balance of past due amounts related to any other significant loan category similar to how you have disclosed for the residential mortgage loans.

Response:

Footnote 2 to the table on page 87 relates to loans held for investment where they had previously reached 180 days delinquent and, therefore, have been written down to the lower of amortized cost or fair value of the collateral less cost to sell, consistent with our charge-off policy for residential mortgage loans. We did not include delinquency levels associated with loans held for sale in the footnote as such amounts are currently insignificant.

In our 2012 Form 10-K, we have expanded the footnote to the delinquency table on page 82 to also include mortgage loan delinquency relating to loans held for sale.

Delinquency levels associated with all other loan categories in this regard are currently insignificant. We will continue to monitor delinquency levels associated with these loans and to the extent they make up a significant percentage of delinquent loan balances in the future, we will revise our future filings to disclose these delinquent loan balances by category.

6. We note that your delinquency rate for home equity mortgages is significantly less than that of residential mortgages. Please revise your future filings to address the following:

•	Discuss why you believe this trend is occurring and whether you expect it to continue.

Response:

The trend in overall two-months-and-over contractual delinquency being greater for first lien residential mortgages than for home equity mortgages is driven by two factors.

March 15, 2013

The most significant factor is the inventory of loans which are held at the lower of amortized cost or fair value of the collateral less costs to sell and are in the foreclosure process. Given our foreclosure inventory is heavily concentrated in states with extended foreclosure timelines, the first lien residential mortgage portfolio has a substantial inventory of loans which are greater than 180 days delinquent and have been written down to the fair value of the collateral less costs to sell. There is a substantially lower volume of second lien home equity mortgage loans where we pursue foreclosure less frequently given the subordinate position of the lien. In reviewing the 60-179 day delinquency rate, after taking into consideration the significant extension in foreclosure timelines, the delinquency rates are more similar between the first lien residential mortgages and the home equity mortgages.

The second factor is the credit quality mix for mortgages. The first lien delinquency pool has a higher percentage of our legacy business originated through broker channels and loan transfers from HSBC Finance Corporation’s Consumer Lending business, which are of a lower credit quality and, therefore, contribute to an overall higher weighted average delinquency rate for our first lien residential mortgages.

Both of these factors are expected to decline in future periods as the foreclosure back log resulting from extended foreclosure time lines is managed down and the portfolio mix continues to shift to higher quality loans as the legacy broker originated business and prior loan transfers run off.

In our 2012 Form 10-K, we have expanded our delinquency disclosure on page 83 to include a discussion on the difference between the delinquency rate for first lien residential mortgages and second lien home equity loans as follows:

“Residential mortgage first lien delinquency is significantly higher than second lien home equity mortgage delinquency largely due to the inventory of loans which are held at the lower of amortized cost or fair value of the collateral less costs to sell and are in the foreclosure process. Given the extended foreclosure time lines, particularly in those states where HUSI has a large footprint, the first lien residential mortgage portfolio has a substantial inventory of loans which are greater than 180 days past due and have been written down to the fair value of the collateral less costs to sell. There is a substantially lower volume of second lien home equity mortgage loans where we pursue foreclosure less frequently given the subordinate position of the lien. In addition, our legacy business originated through broker channels and loan transfers from HSBC Finance Corporation’s Consumer Lending business is of a lower credit quality and, therefore, contribute to an overall higher weighted average delinquency rate for our first lien residential mortgages. Both of these factors are expected to decline in future periods as the foreclosure back log resulting from extended foreclosure time lines is managed down and the portfolio mix continues to shift to higher quality loans as the legacy broker originated business and prior loan transfers run off.”

•	Discuss the severity of loss on these loans when they default and are ultimately charged off.

March 15, 2013

Response:

The severity of loss on first lien residential mortgage loans is substantially lower than that of the second lien home equity mortgage loans given the higher loan to value of second lien loans and the subordinate position of the lien. The first lien residential mortgage loan loss severity is typically in the range of 25-35%. The loss severity on the second lien home equity mortgage loans is 80-100%.

In our 2012 Form 10-K, we have expanded our credit quality disclosure on page 76 to include the following additional disclosure (underlining represents new disclosure):

“The allowance for credit losses on consumer receivables also takes into consideration the loss severity expected based on the underlying collateral, if any, for the loan in the event of default based on historical and recent trends which are updated monthly based on a rolling average of several months’ data using the most recently available information and is typically in the range of 25-35 percent for first lien mortgage loans and 80-100 percent for second lien home equity loans.”

•	Discuss whether you hold or service the first lien loan for any of these loans and if so, discuss whether the delinquency trends are similar. If the trends are not similar, discuss why.

Response:

At September 30, 2012, we held $2.4 billion of second lien mortgages of which approximately $780 million were to borrowers with first lien mortgages held or serviced by us and for which we are able to track delinquency status of the related first lien mortgage loans. Approximately 1 percent of the second lien mortgages within the $780 million loans outstanding where the first lien mortgage loan was 90 or more days delinquent were less than 90 days delinquent and not considered to be a troubled debt restructure, or already recorded at fair value less costs to sell. The relatively small percentage of borrowers where the first lien mortgage loan is 90 days or more delinquent and the second lien mortgage loan is not aligned is consistent with our expectation that a borrower would not stop paying their first lien mortgage loans and continue to pay their second lien mortgage loans.

In our 2012 Form 10-K, we have added the following disclosure on page 76:

“At December 31, 2012, approximately one percent of our second lien mortgages where the first lien mortgage is held or serviced by us and has a delinquency status of 90 days or more delinquent, were less than 90 days delinquent and not considered to be a troubled debt restructure or already recorded at fair value less costs to sell.”

•

For loans where you do not hold or service the first lien, discuss whether you use the delinquency and severity rates related to those for which you do hold or service the first lien as a proxy. If not, discuss how you consider this information in your estimate of appropriate allowance for loan losses.

March 15, 2013

Response:

For home equity second lien mortgage loans where we do not hold or service the first lien mortgage, we are unable to track the credit quality of the underlying first lien mortgage. In these cases, we rely on our roll rate migration analysis as disclosed on page 154 of the 2011 Form 10-K, to estimate inherent losses in that portfolio segment as we believe the roll rate migration analysis adequately captures the propensity of these loans to default based on historical experience, which includes both loans that have an associated third-party first lien mortgage and loans that do not. However, we do monitor second lien loan performance at the portfolio and vintage levels as well as credit scores within each delinquency bucket. This is monitored as part of the allowance for loan loss process to ensure the trends inherent in our current reserve rates are reflective of the most recent or emerging trends. If we were to experience a deviation in these trends whereby we were to observe that FICO scores and performance of the second lien portfolio were deteriorating, we would consider this as a specific risk factor in determining the appropriate level of the allowance for loan losses as discussed more fully in our response to comment 14.

Our second lien home equity loan book represents approximately 4 percent of total loans outstanding and approximately 5 percent of total non-accruing loans outstanding at September 30, 2012. Due to immateriality, we do not propose additional disclosure on the credit performance or allowance estimation process for this portfolio beyond what we have already disclosed in Credit Quality or have proposed to disclose in the previous bullet.

Credit Quality of Assets Underlying Asset-backed Securities, page 112

7. Please revise your disclosure, both here and on page 113, to disclose the source of the ratings disclosed. If more than one source is used, describe how you determine which rating to disclose.

Response:

Standard & Poor’s (S&P) is the primary source of the credit ratings disclosed in the Collateral Quality table on page 112. If S&P ratings are not available, HUSI uses ratings by Moody’s and Fitch in that order. We have expanded our disclosure on page 104 in our 2012 Form 10-K to include this information.

Notes to Consolidated Financial Statements, page 150

Note 2. Summary of Significant Accounting Policies, page 150

Loans, page 152

8. Please revise your future filings to provide a description of the factors considered when determining that interest income on troubled debt restructurings (TDR) is reasonably assured. Also, clarify whether you have a minimum number of payments a borrower must make before you resume interest accrual and if so, disclose that fact.

March 15, 2013

Response:

As discussed on page 152 of the 2011 Form 10-K, interest on TDRs is recognized when collection is reasonably assured. For commercial loans, we generally view collection as reasonably assured and resume interest accrual status when the borrower and, if appropriate, a willing and capable guarantor, has maintained at least 6 months payment compliance with approved terms and conditions including a debt service coverage ratio greater than 1:1 and the current valuation of the asset shows that the balance of our loan is fully collateralized. For consumer loans, we view collection as reasonably assured and resume interest accruals when the loan becomes current or becomes less than 90 days delinquent and six months of consecutive payments have been made.

In our 2012 Form 10-K, we have expanded our Loans accounting policy on page 139 as follows (underlining represents new disclosure):

“….borrower’s financial condition. Interest on these loans is recognized when collection is reasonably assured. For commercial loans, the resumption of interest accrual generally occurs when the borrower has complied with the new payment terms and conditions for six months while maintaining a debt service coverage ratio greater than one with the loan balances fully collateralized. For consumer loans, interest accruals are resumed when the loan becomes current or becomes less than 90 days delinquent and six months of consecutive payments have been made.”

Note 7. Securities, page 166

Ongoing Assessment for Other than Temporary Impairment, page 170

9. We note your disclosure of the range of assumptions used when determining whether securities are other than temporarily impaired. Considering the wide range of the values for many of the assumptions, please revise your future filings, as applicable, to also provide a weighted average for each significant assumption with a wide range so that a reader may understand where the average falls within the range.

Response:

We will revise future filings, as applicable, and provide either a weighted average for each significant assumption with a wide range or a qualitative analysis so that a reader may better understand the range presented.

Note 8. Loans, page 176

Impaired Loans, page 180

10. We note your disclosure that under the new TDR guidance you determined that substantially all consumer loans modified as a result of financial difficulty, including all modifications with trial periods regardless of whether the modification was permanent or temporary, should be considered a TDR loan. Please revise your disclosure in future filings to describe the specific facts and circumstances considered when determining that a borrower is experiencing financial difficulty for the purposes of determining whether a modification or a re-age meets the criteria to be classified as a TDR.

March 15, 2013

Response:

As disclosed on page 180 of the 2011 Form 10-K, upon the adoption of ASU 2011-02 beginning in the third quarter of 2011, substantially all loans modified as a result of a financial difficulty and residential mortgage loans purchased from HSBC Finance involving a re-age (except first-time early stage delinquency re-ages where the customer had not been granted a prior re-age) are considered to be, and reported as, TDR Loans. We believe, therefore, that customer account management actions involving customers which qualify for multiple or later stage delinquency re-ages or need a modification to any of the loan terms other than to provide a market rate of interest provide evidence the borrower is experiencing financial difficulty.

In our 2012 Form 10-K, we have expanded our disclosure on the adoption of the Accounting Standards Update as set out in Note 8 on pages 160-161 as follows (underlining represents new disclosure):

“….Under this new guidance, we have determined that substantially all consumer loans modified as a result of a financial difficulty, including all modifications with trial periods regardless of whether the modification was permanent or temporary, should be reported as TDR Loans. For residential mortgage loans purchased from HSBC Finance, we have determined that all re-ages, except first-time early stage delinquency re-ages where the customer has not been granted a prior re-age or modification since the first quarter of 2007, should be considered a TDR Loan. We believe that multiple or later stage delinquency re-ages or a need for a modification to any of the loan terms other than to provide a market rate of interest provide evidence that the borrower is experiencing financial difficulty. Exclusion of these first-time early stage delinquency re-ages from our reported TDR Loans was not material. As required, the…”

11. Please revise your future filings to disclose the financial impact of your loan modifications. In this regard, we note your disclosure of the contractual balance of commercial TDRs as well as the related allowance for loan losses as of the period end, but it is unclear how these disclosures relate to the actual financial impact occurring during the period because of the modification itself. Refer to ASC 310-10-50-33 and 310-10-55-12 for guidance.

Response:

ASC 310-10-50-33 requires disclosure of the financial effects of modifications. In addition to the disclosures currently provided involving the contractual balance of TDR loans by category and the related allowance for credit losses on TDR loans, we believe such disclosure can be enhanced by also disclosing the weighted-average contractual rate reductions provided to customers that entered into a TDR.

In our 2012 Form 10-K, we have added the following disclosure on page 161:

“The weighted-average contractual rate reduction for loans which became classified as TDR Loans during the twelve months ended December 31, 2012 and 2011 was 2.60 percent and 1.85 percent, respectively, for consumer loans. Weighted-average contractual rate reduction for commercial loans was not significant in both number of loans and rate.”

12. We note your disclosure on page 154 that commercial loans that were modified at a current market rate of interest that perform in accordance with the modified terms for a period of one year are not reported as TDRs beginning in the year after restructure. Please revise future filings to disclose the following information:

•	Briefly describe the circumstances under which you perform a modification at a market rate of interest.

March 15, 2013

Response:

As noted in our response to the next sub-bullet, situations involving loan modifications that are TDRs which we believe involve a current market interest rate are rare. The circumstances in which we perform a loan modification involving a TDR at a then current market interest rate for a borrower with similar credit risk would include other changes to the terms of the original loan made as part of the restructure (e.g., principal reductions, collateral changes, etc.) in order for the loan to be classified as a TDR.

In our 2012 Form 10-K, we have expanded our discussion of credit quality on page 76 as follows:

“The circumstances in which we perform a loan modification involving a TDR at a then current market interest rate for a borrower with similar credit risk would include other changes to the terms of the original loan made as part of the restructure (e.g., principal reductions, collateral changes, etc.) in order for the loan to be classified as a TDR.”

•	Quantify the amount of TDRs that have been removed from TDR classification due to the passage of time during the past three years.

Response:

We have removed a total of $11 million from TDR classification due to the passage of time over the past three years. We have disclosed this amount in our 2012 Form 10-K on page 161.

•

To the extent that a significant amount of your commercial TDRs have been removed from classification as a TDR due to the passage of time, please revise future filings, either here or in Management’s Discussion and Analysis as appropriate, to provide a roll forward of the balance of TDRs for each reported period. This disclosure should include the beginning balance, newly reported TDRs, the amount of loans removed from TDR classification due to the passage of time, payoffs, etc. and provide enough detail for a reader to understand the various drivers of the changes in the level of these loans from period to period.

Response:

As noted in our response above, while we disclosed in our 2012 Form 10-K the amount of TDRs removed from TDR classification due to the passage of time over the past three years, we have not removed a significant amount of commercial TDRs from classification as a TDR and we do not expect this activity to be significant in future periods. However, in the event such removals become significant in future periods, we will include in future filings a roll forward of the balance of TDRs for each period presented.

March 15, 2013

Note 31. Financial Statements of HSBC USA Inc. (Parent), page 269

13. Please revise your parent only financial statements in future filings to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements. Refer to Rule 9-06 of Regulation S-X.

Response:

We have included a total for comprehensive income as part of our parent company disclosure in our 2012 Form 10-K on page 244.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements, page 10

Note 7. Allowance for Credit Losses, page 33

14. We note that your collectively-assessed consumer allowance for credit losses to collectively-assessed consumer loan balance has continued to decrease each period. For example, this ratio, based on data from page 191 of your 2011 Form 10-K and page 34 of your Form 10-Q, has decreased from 1.45% at December 31, 2010 to 1.20% at December 31, 2011, and to 1.00% at September 30, 2012. However, per review of your delinquency trends on page 187 of your 2011 Form 10-K and page 31 of your Form 10-Q, the total consumer-continuing operations delinquency ratio has remained stable between December 31, 2010 and December 31, 2011 (6.04% and 6.01%, respectively), and increased to 6.25% at September 30, 2012. We also note that consumer nonaccrual loans (excluding consumer nonaccrual loans held for sale) were $1,002 at December 31, 2010, decreased to $912 at December 31, 2011, but then increased up to $1,081 at September 30, 2012 (and $998 if the Chapter 7 bankruptcy loans reclassed to nonaccrual were excluded). Lastly, we note your disclosure on page 147 of your Form 10-Q that reserve levels for all consumer loan categories continue to be impacted by the slow pace of economic recovery in the United States, including elevated unemployment rates and a housing market which is slow to recover. Please respond to the following and expand your future filings as appropriate to address the following:

•

We note that your roll-rate methodology estimates the allowance for credit losses for your consumer loans, and that it is based on 12-month average roll rate balances to avoid temporary aberrations while at the same time analyzing recent historical data. Please discuss whether you think the data utilized in your methodology has been affected by the foreclosure delays you have experienced, or by the effect of re-aging certain receivables, and if so, how your methodology captures these aberrations.

Response:

The roll rates provide an estimate of loans which will become 180 days contractually delinquent and require a write-down to the lower of cost or fair value of the collateral less costs to sell. The impact of foreclosure delays is that loans will remain on our books for a longer period of time because we are not obtaining title to the underlying collateral and selling the properties as quickly as otherwise would normally be the case, thereby subjecting the loan to a longer period of time over which recovery will be based on collateral values. Embedded in our roll rates are loss severity assumptions which are updated monthly based on a rolling average of several months’ data using the most recently available historical information which includes the impact of foreclosure delays.

March 15, 2013

Delinquency status may be affected by customer account management policies and practices such as the re-aging of accounts. Where customer account management policies shift loans from a “higher” delinquency bucket to a “lower” delinquency bucket, this will be reflected in the roll rate statistics. To the extent that re-aged accounts have a greater propensity to roll to higher delinquency buckets, this will be captured in the roll rates. As the loss reserve is computed based on the composite of all these calculations, this increase in roll rate will be applied to receivables in all delinquency buckets, which will increase the overall reserve level.

In our 2012 Form 10-K, we have expanded our discussion of credit quality on page 76 as follows (underlining represents new disclosure):

“……The allowance for credit losses on consumer receivables also takes into consideration the loss severity expected based on the underlying collateral, if any, for the loan in the event of default based on historical and recent trends which are updated monthly based on a rolling average of several months’ data using the most recently available information and is …”

•

You state on page 144 that loss reserves on consumer receivables are maintained to reflect your judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation. Please describe the factors that were taken into consideration at December 31, 2010, December 31, 2011 and September 30, 2012 and quantify the effect of these factors on your total consumer allowance for credit losses.

Response:

The residential mortgage loan allowance for credit losses at December 31, 2010, December 31, 2011 and September 30, 2012 reflects consideration of the following risk factors relating to recent trends which were not fully captured in our 12 month average roll rates:

•	Recent portfolio performance as compared to average roll rates; and

•	Economic uncertainty with emphasis on the housing market.

Further as a result of the foreclosure moratorium, specific consideration was given to loss severity pressures as well as the high concentration of the real estate secured loans within judicial foreclosure states.

While the impact of each of these components is not discretely assessed, overall credit loss reserves on our residential mortgage receivables for portfolio risk factors which were not fully captured in our 12 month average roll rates totaled $51 million, $60 million and $48 million at December 31, 2010, December 31, 2011 and September 30, 2012, respectively. Credit loss reserves with portfolio risk factors associated with non-residential mortgage consumer loans were not material in any of these periods.

In our 2012 Form 10-K, we have added additional discussion of the trend in the allowance for credit losses on page 80 in Management’s Discussion and Analysis as follows:

March 15, 2013

“Our residential mortgage loan allowance for credit losses in all periods reflects consideration of certain risk factors relating to trends such as recent portfolio performance as compared to average roll rates and economic uncertainty including housing market trends.”

15. We note your disclosure that historically your roll rate migration analysis resulted in less than 12 months of loss coverage in your credit loss reserves for certain products. Your disclosure indicates that based on discussion with your regulators, you are reviewing your estimate of the loss emergence period to determine what changes should be made to your credit loss reserve estimate. Please tell us, and expand your disclosures in future filings to address, the following:

•	Tell us how long you have used less than a 12 month loss emergence period;

Response:

We have always used a 7-month loss emergence period in our roll rate migration analysis. In this context, the term “loss emergence period” reflects the period of time from when an account was last recorded as current through to charge-off.

•	Tell us the loan products for which you have historically used less than a 12 month loss emergence period as well as the loan products where you have used a loss emergence period of 12 months or more;

Response:

HUSI’s policy has been that residential mortgage and credit card accounts are generally charged-off by the end of the month in which the account becomes six months contractually delinquent (i.e. 180 days). Therefore, this charge-off policy inherently resulted in a 7 month roll rate migration period as the roll rate analysis effectively measures the probability of loans rolling directly from the current bucket to charge-off at 180 days delinquent. For the business banking and direct installment loan portfolios, we historically used 9 month and 12 month roll rate migration periods, respectively.

•	Tell us the procedures you perform, and how often they are done, to evaluate the loss emergence period used utilized in your credit loss estimate; and

Response:

During October 2012, our regulators completed a review of HSBC Finance Corporation’s allowance for loan losses and recommended that an outcome window for loss coverage be used which aligns with bank industry standards for U.S. GAAP. In the fourth quarter, we implemented a change in our approach to conform to the industry standard of a 12 months roll rate loss migration period for HUSI’s retail portfolios under U.S. GAAP. While we have not historically performed a review of the loss emergence period as we believe our roll rate analysis effectively measured the probability of loans rolling from the current bucket to charge-off at 180 days, we have evaluated portfolio risk factors not fully reflected in the roll rate migration period as discussed above to ensure an appropriate allowance for credit losses is maintained.

March 15, 2013

•

Tell us whether you expect to see, or have seen changes in, the reviewed loss emergence period over the past 6 years, particularly in response to changes experienced during the financial crisis. If so, discuss the types of factors that drive the length of the loss emergence period.

Response:

We have seen changes in our portfolio performance which have caused us to augment our credit loss reserve for portfolio risk factors not fully reflected in the roll rate migration analysis. Examples of items historically considered when augmenting the roll rate migration analysis include recent trends in front-end and back-end roll rates, early charge-offs, seasonality, severity and other recent trends which could be indicative of stress in the portfolio.

With regard to our responses above, on pages 38, 77 and 171 of our 2012 Form 10-K, we have included additional discussion regarding our fourth quarter analysis of the period of time between a loss occurring and its identification, as follows:

“As previously disclosed in the third quarter of 2012, our regulators indicated that they would like us to more closely align our loss coverage period implicit within the roll rate methodology with U.S. bank industry practice for these loan products. During the fourth quarter of 2012, we extended our loss emergence period to 12 months for U.S. GAAP. As a result, during the fourth quarter of 2012, we increased our allowance for credit losses by approximately $80 million for these loans. We will perform an annual review of our portfolio going forward to assess the period of time utilized in our roll rate migration period.”

Note 13. Income Taxes, page 48

HSBC USA Inc. Income Taxes, page 50

16. We note your disclosure that as a result of a 2011 state court decision related to a state tax uncertainty, you no longer believe that you can uphold the more likely than not conclusion taken on one of these uncertain tax positions. Therefore, tax reserves of approximately $285 million (net of federal tax benefit) and related accrued interest of $134 million were recorded through the third quarter of 2012 to recognize the estimated tax exposure on this matter. We also note your disclosure on page 211 of your 2011 Form 10-K where you appear to indicate that you recorded $225 million and related accrued interest expense of $116 million through the fourth quarter of 2011 to recognize the estimated tax exposure for the same matter. Please respond to the following:

•	Clarify whether the amounts accrued during 2012 were in addition to, or inclusive of, the amounts recorded during 2011 for this matter;

Response:

The amounts of tax reserves and related interest disclosed in the September 2012 Form 10-Q were inclusive of the amounts previously recorded during 2011 for this matter. The amounts of tax and interest accrued during 2012 (to September 30) were $60 million and $18 million, respectively.

Earnings from our Delaware subsidiaries in 2012 required increases to the tax liability. We are also required to increase the related accrued interest on this matter each period due to the passage of time until either the matter is resolved with the appropriate taxing authorities or we obtain information that changes our “more likely than not” recognition conclusion under ASC 740.

March 15, 2013

•	Tell us the nature of the matter and court case that caused your conclusion to change; and

Response:

In December 2004, Delaware subsidiaries of HUSI’s New York retail bank (hereinafter “HBUS”) purchased a significant portfolio of credit card receivables from a credit card bank subsidiary of an affiliate, Household International Inc. (currently HSBC Finance Corporation). This sale was undertaken to facilitate funding for HSBC Finance Corporation’s credit card business and, in order to assist with funding the purchase of the credit card receivables, HBUS made a capital contribution to its Delaware subsidiaries.

HBUS was, and continues to be, subject to New York State and City tax under New York Article 32, which applies to bank groups. In general, the New York Article 32 bank tax law requires a company whose voting stock is owned 80 percent or more by a bank or bank holding company to be included in a combined return with its parent if it is “doing business” in New York.

It is HUSI’s position that since the Delaware subsidiaries were not “doing business” in New York and were managed by officers and employees located in Delaware and elsewhere outside of New York State and City, the income from the credit card receivables should not be included in the New York Article 32 combined tax return.

On April 14, 2011, the New York Tax Appeals Tribunal held that a Delaware subsidiary could be forcibly combined with its New York banking group parent (Interaudi Bank F/K/A Bank Audi (USA), New York Division of Tax Appeals, Tax Appeals Tribunal, DTA No. 821659, April 14, 2011. Affirming Division of Tax Appeals, Administrative Law Judge Unit, January 28, 2010). This is the first time New York has been successful in a forced combination case under New York Article 32 bank tax law. Prior to this decision, the Division of Revenue generally looked towards the business purpose for the transaction, the economic substance of the underlying Delaware subsidiary structure and the level of inter-company transactions with the New York bank tax group.

On the surface, the “Interaudi” facts are similar to HUSI’s in that: 1) a New York bank made a significant capital contribution to a Delaware subsidiary; 2) the capital held at the Delaware subsidiary exceeded the amount of capital held at the bank; 3) the subsidiary was very profitable; and 4) the Delaware subsidiary income was excluded from the combined bank tax return while the interest expense incurred to fund the capital contribution was deducted from the combined bank tax return. Once the New York Tax Appeals Tribunal decision was issued, management was required to re-assess its position under ASC 740 as the decision could be cited as law by both New York State and City. Following the sale of the credit card business in the second quarter of 2012, substantially all of the future accruals for this matter will relate to interest for the uncertain tax position for open tax years, 2004-2012.

•	Tell us whether you have taken similar positions in other state tax returns and whether you have changed your conclusions with respect to those positions as a result of the state court decision.

March 15, 2013

Response:

New York bank tax law is unusual in that the combined bank tax return does not include all legal entities but instead only those subsidiaries that are “doing business” in the State (subject to the exceptions noted above, including Interaudi). We have not taken similar positions in other state tax returns as the facts relating to the capital contribution and purchase of credit card receivables by the Delaware subsidiaries were a unique fact pattern that only impacted these particular New York State and City tax filings. It is worth noting that HBUS and the Delaware subsidiaries are included in all combined filing state tax returns that require the inclusion of the bank and all other legal entities.

Note 20. Guarantee Arrangements and Pledged Assets, page 70

Mortgage Loan Repurchase Obligations, page 72

17. We note your disclosure that you reserve for potential repurchase liability exposures which relate primarily to previously originated mortgages through broker channels. We also note that you have continued to record significant new provisions due to changes in estimate for this liability, although they have declined significantly since the level experienced during 2010. While we acknowledge that your estimate is influenced by factors outside of your control and the estimate is subject to significant judgment, we expect that once you have sufficient experience with responding to and resolving claims, you should be able to provide disclosure of the amount of the reasonably possible loss in excess of the amounts accrued. Please revise future filings to disclose an estimate of the additional reasonably possible loss, or provide specific disclosure indicating why you are unable to make such an estimate based on your experience to date.

Response:

We have disclosed an estimate of the additional reasonably possible loss for potential repurchase liability exposure on page 220 of our 2012 Form 10-K.

Note 22. Fair Value Measurements, page 83

18. We note your disclosure of various assumptions related to your Level 3 fair value measurements on page 93 as well as footnotes 2 and 3 to the table where you disclose that you have not provided disclosure of the range of significant unobservable inputs for certain classes of financial instruments since you do not believe it is meaningful as the net risk positions are not significant. Please tell us how you considered the guidance in ASC 820-10-50-2bbb in concluding that you are not required to provide disclosure of the significant inputs for these instruments. For example, as part of your response, please tell us whether you value these instruments using these unobservable inputs for the instruments separately, or only value the position on a net basis.

Response:

When HUSI issues to customers structured deposits or structured notes that contain embedded equity, foreign currency or commodity derivatives, it enters into mirror-image freestanding derivatives with affiliates within the HSBC Group, who manage these risks in their trading portfolio, to transfer the underlying risk exposures. HUSI applies the fair value option in ASC Topic 825 to account for the structured deposits and notes in their entirety at fair value through net income. HUSI also accounts for the freestanding inter-group derivatives at fair value through net income (in accordance with ASC Topic 815).

March 15, 2013

By entering into mirror-image back-to-back derivatives with its affiliates, HUSI has effectively eliminated the non-credit risks inherent in the derivatives embedded in the structured deposits and notes issued to customers and remains only exposed to the credit risk of its affiliates, which is insignificant. Therefore, HUSI has not provided a range of significant unobservable inputs for the intra-group back-to-back derivatives because changes in any of these inputs would not impact the fair value of these derivatives and hence HUSI’s net income, when viewed in combination with the offsetting change in the fair value of the derivatives embedded in the structured deposits and notes. However, we acknowledge that since we disclose the significant unobservable inputs that we use to measure the fair value of the intra-group back-to-back derivatives but not the range of these inputs, the disclosure may be confusing to a reader. We further acknowledge that ASC 820-10-50-2 (bbb) requires quantitative disclosure of significant unobservable inputs used in the fair value measurement of Level 3 assets and liabilities. We have expanded our 2012 Form 10-K disclosures on page 229 to disclose the range of significant unobservable inputs for the intra-group back-to-back derivatives and have indicated in a footnote to the table that HUSI has entered into these derivatives to transfer to affiliates of the HSBC Group, the non-credit risks inherent in the derivatives embedded in HUSI’s structured deposits and notes issued to customers and, as a result, is only exposed to the credit risk of its affiliates, which is insignificant.

Fair Value Adjustments, page 84

19. We note your disclosure on page 84 that the liquidity risk adjustment reflects, among other things, (a) the cost that would be incurred to close out the market risks by hedging, disposing or unwinding the actual position (i.e., a bid-offer adjustment), and (b) the illiquid nature, other than the size of the risk position, of a financial instrument. Please respond to the following:

•	Discuss the types of instruments for which you apply a liquidity risk adjustment;

Response:

HUSI applies liquidity risk adjustments to derivatives and trading instruments for which listed prices or market quotes are not available.

•	Tell us in more detail how you quantify the liquidity adjustment, including the types of models used for each type of instrument for which you apply a liquidity adjustment;

Response:

For government sponsored, corporate and asset-backed securities classified as Level 2 within the fair value hierarchy, HUSI’s valuation models will typically generate mid-market values, which HUSI adjusts, using bid-ask spreads obtained from independent pricing services, to the bid price. For Level 2 derivative instruments, we group and measure fair value by risk type and duration. We then adjust the model valuation to the bid price for net asset positions and the ask price for net liability positions at the portfolio level. These liquidity risk adjustments are insignificant.

March 15, 2013

For instruments classified as Level 3 within the fair value hierarchy, bid-ask spreads are not available. For those instruments, the liquidity risk adjustment is an integral component of the fair value adjustment and, therefore, cannot be identified and estimated separately. For Level 3 derivative instruments, such as traunched credit default swaps or credit default swaps associated with a “first-to-default” basket, HUSI, through its participation in industry consensus pricing surveys, is able to estimate the range of model inputs, which provides an indicator of liquidity risk. For other complex trading instruments, such as foreign currency-denominated credit default swaps for which no market consensus data is available, HUSI estimates the unobservable inputs based on historical information and, depending on the product type, stresses the inputs by one to two standard deviations, which again implicitly includes an adjustment for liquidity risk. These liquidity risk adjustments are embedded within each of the unobservable inputs reflected on page 93 of the September 2012 Form 10-Q.

•	Quantify the ranges of liquidity adjustments typically applied to these financial instruments; and

Response:

See the response to the second bullet above.

•	Tell us why you have not disclosed this as a significant input for the Level 3 instruments.

Response:

The range of Level 3 unobservable inputs presented in the disclosure table on page 93 incorporates and reflects the liquidity risk adjustments, which, as mentioned in our response in the second bullet above, is an integral component and together with other valuation adjustments constitute the overall fair value adjustment. That is, all risk factors are considered in estimating the range of unobservable inputs for the purpose of measuring the fair value of Level 3 instruments, and the liquidity risk adjustments cannot be separately estimated and segregated from the overall fair value adjustment.

Information on Level 3 Assets and Liabilities, page 89

20. We note in your tabular disclosure on pages 93 and 96 that the range of assumptions used to value recurring and non-recurring Level 3 assets is large. Please revise your future filings to provide a weighted average assumption for the unobservable inputs, as well as provide a qualitative discussion regarding the distribution of the input range.

March 15, 2013

Response:

With respect to the disclosure of a weighted-average of significant unobservable inputs, we interpreted the table provided in ASC 820-10-55-103 as being an illustrative example of the disclosure guidance in ASC 820-10-50-2(bbb), but not as a disclosure requirement. In our view, a disclosure of the weighted average of significant unobservable inputs would only provide meaningful information to users if those inputs were weighted not by a single factor but by multiple factors (e.g., notional amounts and duration of the instruments within a portfolio). We note that there is no specific guidance, and it is unclear, as to the factor(s) that an entity should use to weigh the significant unobservable inputs and we believe any such disclosure would be cumbersome to produce and difficult to present. Considering the costs of preparing and the difficulty of presenting a weighted-average of significant unobservable inputs, as well as the lack of specific guidance, we propose not providing such additional disclosure.

In our 2012 Form 10-K, we have expanded our tabular disclosure of significant unobservable inputs and other information required by ASC 820-10-50-2(bbb) for recurring and nonrecurring Level 3 financial assets and liabilities to provide additional qualitative disclosure for each range of significant input that is significantly dispersed.

Management’s Discussion and Analysis…, page 103

Results of Operations, page 122

Net Interest Income, page 122

21. We note your tabular disclosure of the benefit from net non-interest earning or paying funds in your tabular disclosure of net interest margin. Please revise your future filings to more fully explain what this measure represents and how this measure is used in evaluating your financial results. Additionally, please tell us why this benefit has increased so significantly from prior periods since we note that that this benefit ranged from 0.02% to 0.09% during 2009 through 2011 per page 63 of your 2011 Form 10-K. To the extent that this constitutes a non-GAAP measure, provide the disclosures required by Item 10(e) of Regulation S-K.

Response:

This line reconciles in percentage terms the difference between the calculation of net interest income as a percentage of average interest earning assets to interest rate spread, which is the difference between interest income as a percentage of interest earning assets and interest expense as a percentage of interest bearing liabilities. Both metrics are GAAP measures.

The benefit has increased in 2012 because the difference between interest earning assets and interest bearing liabilities representing surplus funds that we don’t have to pay interest on is increasing. For example from 2009 through 2011, this average surplus totaled $2.3 billion, $4.6 billion and $9.1 billion, respectively. In the three and nine month periods ended September 30, 2012, the average surplus was $46.6 billion and $28.2 billion, respectively, as presented on pages 172-173 of the September 2012 Form 10-Q.

March 15, 2013

In our 2012 Form 10-K, we have added the following as a footnote to the line “Benefit from net non-interest paying funds” in the table on page 60:

“Represents the benefit associated with interest earning assets in excess of interest bearing liabilities. The increased percentages reflect growth in this excess.”

In connection with the responses provided above, HSBC USA Inc. hereby acknowledges that:

•	HSBC USA Inc. is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•	HSBC USA Inc. may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

These responses herein have been reviewed with the Chairman of our Audit Committee. If you have any questions about our responses contained in this letter or the referenced filings, please call Mick Forde, Senior Vice President and Deputy General Counsel of HSBC USA Inc. at (224) 880-7337 or Jack McGinnis, Senior Executive Vice President and Chief Financial Officer of HSBC USA Inc. (212) 525-3482.

Sincerely,

/s/ John T. McGinnis

John T. McGinnis

Senior Executive Vice President and Chief Financial Officer

HSBC USA Inc.